SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 31, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – March 31, 2025 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

☐	Management Changes (Effective as of April 1, 2025)

New Position	Present Position	Name

Member of the Board of Directors

Deputy President Executive Officer

Group Strategy Business Unit

Responsible for Asia and Australia

Head of Corporate Business Headquarters

Chairperson, ORIX Auto Corporation

Chairperson, ORIX Rentec Corporation

	Member of the Board of Directors Deputy President Executive Officer Head of Corporate Business Headquarters Chairperson, ORIX Auto Corporation Chairperson, ORIX Rentec Corporation	Satoru Matsuzaki

Executive Officer Group Kansai Representative Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation Representative Director, Osaka IR KK	Executive Officer Group Kansai Representative Senior Managing Executive Officer, ORIX Real Estate Corporation Representative Director, Osaka IR KK	Toyonori Takahashi

Executive Officer Group Strategy Business Unit Responsible for CEO’s Office, New Business and Osaka IR Project Office	Executive Officer Group Strategy Business Unit Responsible for CEO’s Office and New Business	Nobuki Watanabe

Executive Officer Responsible for Special Assignments	Executive Officer Responsible for Osaka IR Project Office Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	Satoshi Matsui

☐	Organizational Reform (Effective as of April 1, 2025)

Osaka IR Project Office will be incorporated into Group Strategy Business Unit.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/ (As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.